Exhibit 99.1

Quarterly Statement Q3 2026

Current cloud backlog of €24.1 billion, up 28% and up 26% at constant currencies

Cloud revenue up 26% and up 25% at constant currencies

Cloud ERP Suite revenue up 29% and up 28% at constant currencies

Total revenue up 13% and up 12% at constant currencies

IFRS operating profit up 18%, non-IFRS operating profit up 18%, both at nominal and constant currencies

SAP updates its 2026 cloud revenue and cloud and software revenue outlook

Christian Klein, CEO:

Q3 was an outstanding quarter, with current cloud backlog up 26% at constant currencies. Our Autonomous Enterprise strategy is not just resonating, it is being adopted. Our customers are investing in the technology behind it – from the cloud and data foundation to our Business AI. They see that Joule Work makes the business case for their transformation more attractive than ever.

Dominik Asam, CFO:

For the first time, SAP crossed €10 billion in total quarterly revenue and €3 billion of non-IFRS operating profit, reflecting the strength and scalability of our business model. Our disciplined approach to cost management, paired with continued cloud momentum, demonstrates our ability to grow both the top and bottom line at the same time.

1/23

Quarterly Statement Q3 2026

Walldorf, Germany – October 21, 2026

SAP SE (NYSE: SAP) announced today its financial results for the third quarter ended September 30, 2026.

Group Results at a Glance

Third quarter 2026

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q3 2026	Q3 2025	∆ in %	Q3 2026	Q3 2025	∆ in %	∆ in % const. curr.
Current cloud backlog				24,144	18,839	28	26
SaaS/PaaS[2]	6,612	5,212	27	6,612	5,212	27	26
Thereof Cloud ERP Suite[2]	5,924	4,586	29	5,924	4,586	29	28
Thereof Extension Suite[2]	688	627	10	688	627	10	8
IaaS[2]	56	78	–27	56	78	–27	–27
Cloud revenue	6,668	5,290	26	6,668	5,290	26	25
Software licenses revenue	147	161	–9	147	161	–9	–9
Software support revenue	2,434	2,565	–5	2,434	2,565	–5	–6
Cloud and software revenue	9,249	8,016	15	9,249	8,016	15	14
Services Revenue	1,021	1,060	–4	1,021	1,060	–4	–5
Total revenue	10,270	9,076	13	10,270	9,076	13	12
Cloud gross profit	4,930	3,948	25	4,956	3,972	25	24
Cloud gross margin (in %)	73.9	74.6	–0.7pp	74.3	75.1	–0.8pp	–0.7pp
Gross profit	7,510	6,671	13	7,543	6,696	13	12
Gross margin (in %)	73.1	73.5	–0.4pp	73.4	73.8	–0.3pp	–0.3pp
Operating profit (loss)	2,930	2,487	18	3,030	2,566	18	18
Operating margin (in %)	28.5	27.4	1.1pp	29.5	28.3	1.2pp	1.5pp
Profit (loss) after tax	2,269	2,051	11	2,171	1,852	17
Earnings per share - Basic (in €)	1.96	1.72	14	1.89	1.59	19
Net cash flows from operating activities	1,920	1,502	28
Free cash flow				1,718	1,266	36

1 For a breakdown of the individual adjustments see table Non-IFRS Operating Expense Adjustments by Functional Areas in this Quarterly Statement.

2 For a definition of Cloud ERP Suite and Extension Suite, see the Performance Management System chapter in the 2025 Integrated Report. For an Explanation of IaaS, SaaS, and PaaS, see the Notes to the Consolidated Financial Statements of the Integrated Report 2025, Note (A.1).

2/23

Quarterly Statement Q3 2026

Nine months ended September 2026

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q3 2026	Q1–Q3 2025	∆ in %	Q1–Q3 2026	Q1–Q3 2025	∆ in %	∆ in % const. curr.
Current cloud backlog				24,144	18,839	28	26
SaaS/PaaS[2]	18,724	15,148	24	18,724	15,148	24	26
Thereof Cloud ERP Suite[2]	16,662	13,258	26	16,662	13,258	26	28
Thereof Extension Suite[2]	2,062	1,889	9	2,062	1,889	9	11
IaaS[2]	187	266	–29	187	266	–29	–28
Cloud revenue	18,911	15,413	23	18,911	15,413	23	25
Software licenses revenue	395	538	–27	395	538	–27	–26
Software support revenue	7,342	7,969	–8	7,342	7,969	–8	–6
Cloud and software revenue	26,648	23,920	11	26,648	23,920	11	14
Services Revenue	3,055	3,196	–4	3,055	3,196	–4	–3
Total revenue	29,703	27,116	10	29,703	27,116	10	12
Cloud gross profit	14,044	11,501	22	14,124	11,573	22	25
Cloud gross margin (in %)	74.3	74.6	–0.4pp	74.7	75.1	–0.4pp	–0.5pp
Gross profit	21,710	19,898	9	21,806	19,971	9	11
Gross margin (in %)	73.1	73.4	–0.3pp	73.4	73.6	–0.2pp	–0.3pp
Operating profit (loss)	8,313	7,276	14	8,639	7,590	14	17
Operating margin (in %)	28.0	26.8	1.2pp	29.1	28.0	1.1pp	1.3pp
Profit (loss) after tax	6,424	5,596	15	6,001	5,280	14
Earnings per share - Basic (in €)	5.50	4.70	17	5.20	4.53	15
Net cash flows from operating activities	8,586	7,859	9
Free cash flow				7,968	7,205	11

1 For a breakdown of the individual adjustments see table Non-IFRS Operating Expense Adjustments by Functional Areas in this Quarterly Statement.

2 For a definition of Cloud ERP Suite and Extension Suite, see the Performance Management System chapter in the 2025 Integrated Report. For an Explanation of IaaS, SaaS, and PaaS, see the Notes to the Consolidated Financial Statements of the Integrated Report 2025, Note (A.1).

Supplementary Information1

Financial Results

Cloud revenue growth was positively impacted by several quarter-specific effects, mainly a multi-quarter revenue catch-up from customers returning from financial distress.

Total revenue in the third quarter included a contribution of €49 million from the acquisitions of Reltio, Dremio, and Prior Labs.

IFRS and non-IFRS operating profit included a negative contribution of €59 million and €39 million, respectively, from the aforementioned acquisitions. In addition, IFRS and non-IFRS operating profit growth benefited from prior year negative impacts of €0.1 billion each from a change in case law affecting SAP's other tax litigation and from a workforce transformation, both recorded in the third quarter of 2025.

Share Repurchase Program

In January 2026, SAP announced a new share repurchase program with an aggregate volume of up to €10 billion and a term until December 31, 2027. As of September 30, 2026, SAP had repurchased 25,205,983 shares at an average price of €164.79 resulting in a purchased volume of approximately €4.2 billion under the program.

1 The Q3 2026 results were also impacted by other effects. For details, please refer to the disclosures on page 21 of this document.

3/23

Quarterly Statement Q3 2026

Outlook

Financial Outlook

For 2026, SAP is updating its cloud revenue and cloud and software revenue outlook and now expects:

•	To generate cloud revenue towards the upper end of the outlook range of €25.8 – 26.2 billion at constant currencies (2025: €21.02 billion), up 23% to 25% at constant currencies.

•	To generate cloud and software revenue towards the upper end of the outlook range of €36.3 – 36.8 billion at constant currencies (2025: €32.54 billion), up 12% to 13% at constant currencies.

SAP continues to expect:

•	€11.8 – 12.2 billion operating profit (non-IFRS) at constant currencies (2025: €10.42 billion), up 13% to 17% at constant currencies.

•	Approximately €10 billion free cash flow at actual currencies (2025: €8.24 billion).

•	An effective tax rate (non-IFRS) of approximately 29% (2025: 30.5%)[2].

•	Constant currencies current cloud backlog growth to slightly decelerate (2025: 25%).

SAP further expects:

•	Constant currencies total revenue growth in 2026 to remain at similar levels as in 2025 (10.6%) and to accelerate in 2027.

•	Total operating expenses (non-IFRS) to grow at 80% to 90% of total revenue growth in 2027.

•	Constant currencies software support revenue decline rate to accelerate in the coming years as a consequence of an acceleration of customers transforming to the cloud.

SAP's current cloud backlog outlook for full-year 2026 is based on the assumption of a stable macroeconomic environment in the fourth quarter.

While SAP’s 2026 financial outlook for the income statement parameters is at constant currencies (including an average exchange rate of 1.13 USD per EUR), actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming September 30, 2026 Rates Apply for 2026

In percentage points	Q4 2026	FY 2026
Cloud revenue growth	2.0pp	-1.5pp
Cloud and software revenue growth	1.5pp	-1.0pp
Operating profit growth (non-IFRS)	1.0pp	-2.0pp

This includes an exchange rate of 1.14 USD per EUR.

2 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

4/23

Quarterly Statement Q3 2026

Non-Financial Outlook

For 2026, SAP continues to expect:

•	Cloud Customer Satisfaction (Cloud CSAT) to be in a range of 75% to 76% (2025: 75%).

•	The Employee Engagement Index to be in a range of 74% to 78% (2025: 76%).

•	The Business Health Culture Index (BHCI) to be in a range of 80% to 82% (2025: 81%).

•	To steadily decrease carbon emissions across the relevant value chain (2025: 3.6 Mt).

Business Highlights

In the third quarter, customers around the globe continued to choose the “RISE with SAP” journey. These customers included: AstraZeneca, Aydem Enerji, Banco Bilbao, Fairstone Bank of Canada, Grupo SBF, Infineon Technologies, Nagel Group Logistics, and NTN Corporation.

A5X, Bitzer, BLACKROLL, Greenbrier Maxion (GBMX), Krannich Solar Group, Petroplus, Rittal, and SUZHOU ELE.MFG chose “SAP GROW”.

Austrian Post (Österreichische Post), Commerz Real, Decathlon, Fraport, Henkel, MAN INDUSTRIES LIMITED, and Toyota Motor Philippines Corporation chose SAP’s AI and data solutions.

Key customer wins across SAP’s solution portfolio included: Chery Automobile, DOUGLAS Group, Helvetia Holding, Kao Corporation, NTT DATA, Tauranga City Council, and Wipro.

Bertelsmann, Eldorado Brasil, enersuisse, HUGO BOSS, Infineum, Infosys, Mondelez, Panasonic, Roche, and Thalia Bücher went live on SAP solutions in the third quarter.

In the third quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and solid in the Americas region. Brazil, France, Germany, Italy, India, South Korea and Spain had outstanding performance, while Switzerland, the United Kingdom and the U.S. were particularly strong.

On July 6, SAP announced that it has completed the acquisition of Dremio, an open, high-performance data lakehouse platform.

On July 17, SAP announced that it has completed the acquisition of Prior Labs, the pioneer of Tabular Foundation Models (TFMs).

On October 6, SAP showcased the Autonomous Enterprise in action at SAP Connect, demonstrating how Joule Work and Joule Assistants generate value for customers across every line of business.

In addition, SAP announced that they entered into an agreement for SAP to acquire TechWolf, a provider of a leading AI work intelligence platform.

5/23

Quarterly Statement Q3 2026

Additional Information

This quarterly statement and all information therein are preliminary and unaudited. Due to rounding, numbers may not add up precisely. The Q3 2026 Quarterly Statement can be downloaded from: https://www.sap.com/docs/download/investors/2026/sap-2026-q3-statement.pdf.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/en/financial-documents-and-events/reporting-framework.html.

Webcast

SAP senior management will host a financial analyst conference call on Wednesday, October 21st at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at https://www.sap.com/investor.

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger	+49 (6227) 7-767336	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Aimée Leabon	+1 (212) 653-9600	aimee.leabon@sap.com, EDT

Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24

United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2025 Annual Report on Form 20-F.

© 2026 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

6/23

Quarterly Statement Q3 2026

Contents

Primary Financial Statements of SAP Group (IFRS)		8
(A)	Consolidated Income Statements	8
(B)	Consolidated Statements of Financial Position	10
(C)	Consolidated Statements of Cash Flows	11
Non-IFRS Numbers		12
(D)	Basis of Non-IFRS Presentation	12
(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers	12
(F)	Non-IFRS Adjustments – Actuals and Estimates	16
(G)	Non-IFRS Operating Expense Adjustments by Functional Areas	16
Disaggregations		17
(H)	Segment Reporting	17
(I)	Revenue by Region (IFRS and Non-IFRS)	19
(J)	Employees by Region and Functional Areas	20
Other Disclosures		21
(K)	Share-Based Payment Expenses	21
(L)	Teradata Litigation Matter	21
(M)	Business Combinations	21
(N)	2027 Reporting Changes	22

7/23

Quarterly Statement Q3 2026

Primary Financial Statements of SAP Group (IFRS)

(A)           Consolidated Income Statements

(A.1)     Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q3 2026	Q3 2025	∆ in %
Cloud	6,668	5,290	26
Software licenses	147	161	–9
Software support	2,434	2,565	–5
Software licenses and support	2,581	2,726	–5
Cloud and software	9,249	8,016	15
Services	1,021	1,060	–4
Total revenue	10,270	9,076	13

Cost of cloud	–1,738	–1,342	29
Cost of software licenses and support	–263	–303	–13
Cost of cloud and software	–2,001	–1,645	22
Cost of services	–760	–760	0
Total cost of revenue	–2,761	–2,405	15
Gross profit	7,510	6,671	13
Research and development	–1,865	–1,644	13
Sales and marketing	–2,283	–2,185	5
General and administration	–412	–364	13
Restructuring	3	18	–81
Other operating income/expense, net	–23	–8	>100
Total operating expenses	–7,341	–6,589	11
Operating profit (loss)	2,930	2,487	18

Other non-operating income/expense, net	–24	46	N/A
Finance income	383	524	–27
Finance costs	–287	–312	–8
Financial income, net	96	212	–55
Profit (loss) before tax	3,002	2,745	9

Income tax expense	–734	–694	6
Profit (loss) after tax	2,269	2,051	11
Attributable to owners of parent	2,249	2,004	12
Attributable to non-controlling interests	20	47	–58

Earnings per share, basic (in €)[1]	1.96	1.72	14
Earnings per share, diluted (in €)[1]	1.94	1.71	14

1 For the three months ended September 30, 2026 and 2025, the weighted average number of shares was 1,150 million (diluted 1,157 million) and 1,164 million (diluted: 1,172 million), respectively (treasury stock excluded).

8/23

Quarterly Statement Q3 2026

(A.2)     Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2026	Q1–Q3 2025	∆ in %
Cloud	18,911	15,413	23
Software licenses	395	538	–27
Software support	7,342	7,969	–8
Software licenses and support	7,736	8,507	–9
Cloud and software	26,648	23,920	11
Services	3,055	3,196	–4
Total revenue	29,703	27,116	10

Cost of cloud	–4,867	–3,912	24
Cost of software licenses and support	–822	–909	–10
Cost of cloud and software	–5,689	–4,821	18
Cost of services	–2,304	–2,397	–4
Total cost of revenue	–7,992	–7,218	11
Gross profit	21,710	19,898	9
Research and development	–5,411	–4,935	10
Sales and marketing	–6,738	–6,576	2
General and administration	–1,174	–1,083	8
Restructuring	–16	0	>100
Other operating income/expense, net	–58	–27	>100
Total operating expenses	–21,390	–19,840	8
Operating profit (loss)	8,313	7,276	14

Other non-operating income/expense, net	–39	53	N/A
Finance income	1,383	1,246	11
Finance costs	–902	–859	5
Financial income, net	481	387	24
Profit (loss) before tax	8,755	7,715	13

Income tax expense	–2,331	–2,119	10
Profit (loss) after tax	6,424	5,596	15
Attributable to owners of parent	6,360	5,481	16
Attributable to non-controlling interests	63	115	–45

Earnings per share, basic (in €)[1]	5.50	4.70	17
Earnings per share, diluted (in €)[1]	5.48	4.67	17

1 For the first nine months of 2026 and 2025, the weighted average number of shares was 1,155 million (diluted: 1,161 million) and 1,166 million (diluted: 1,175 million), respectively (treasury stock excluded).

9/23

Quarterly Statement Q3 2026

(B)            Consolidated Statements of Financial Position

as at 9/30/2026 and 12/31/2025
€ millions	2026	2025
Cash and cash equivalents	9,364	8,220
Other financial assets	1,633	1,552
Trade and other receivables	6,976	6,666
Other non-financial assets	3,339	3,212
Tax assets	804	598
Total current assets	22,115	20,247
Goodwill	31,216	29,015
Intangible assets	2,796	2,282
Property, plant, and equipment	4,549	4,497
Other financial assets	8,300	7,269
Trade and other receivables	163	218
Other non-financial assets	4,495	4,419
Tax assets	332	244
Deferred tax assets	2,371	2,167
Total non-current assets	54,221	50,111
Total assets	76,336	70,358

€ millions	2026	2025
Trade and other payables	3,002	2,433
Tax liabilities	1,571	968
Financial liabilities	2,053	2,050
Other non-financial liabilities	4,218	4,848
Provisions	108	538
Contract liabilities	8,158	6,574
Total current liabilities	19,110	17,409
Trade and other payables	1	2
Tax liabilities	581	562
Financial liabilities	8,535	6,021
Other non-financial liabilities	548	524
Provisions	629	550
Deferred tax liabilities	259	74
Contract liabilities	213	144
Total non-current liabilities	10,765	7,875
Total liabilities	29,875	25,284
Issued capital	1,229	1,229
Share premium	3,194	2,778
Retained earnings	50,824	47,345
Other components of equity	1,295	182
Treasury shares	–10,593	–6,948
Equity attributable to owners of parent	45,948	44,586

Non-controlling interests	513	488
Total equity	46,461	45,073
Total equity and liabilities	76,336	70,358

10/23

Quarterly Statement Q3 2026

(C)	Consolidated Statements of Cash Flows

€ millions	Q1–Q3 2026	Q1–Q3 2025
Profit (loss) after tax	6,424	5,596
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	954	986
Share-based payment expense	1,227	1,379
Income tax expense	2,331	2,119
Financial income, net	–481	–387
Increase/decrease in allowances on trade receivables	54	10
Other adjustments for non-cash items	–31	–3
Increase/decrease in trade and other receivables	–142	679
Increase/decrease in other assets	–55	–365
Increase/decrease in trade payables, provisions, and other liabilities	–564	–1,676
Increase/decrease in contract liabilities	1,371	1,492
Share-based payments	–440	–691
Income taxes paid, net of refunds	–2,063	–1,280
Net cash flows from operating activities	8,586	7,859
Business combinations, net of cash and cash equivalents acquired	–1,829	–700
Purchase of intangible assets and property, plant, and equipment	–521	–559
Proceeds from sales of intangible assets and property, plant, and equipment	85	110
Purchase of equity or debt instruments of other entities	–3,540	–4,369
Proceeds from sales of equity or debt instruments of other entities	3,236	4,454
Interest received	236	317
Net cash flows from investing activities	–2,332	–747
Dividends paid	–2,883	–2,743
Dividends paid on non-controlling interests	–35	–3
Purchase of treasury shares	–4,124	–1,937
Proceeds from borrowings	4,663	2
Repayments of borrowings	–2,278	–2,106
Payments of lease liabilities	–182	–204
Interest paid	–388	–451
Net cash flows from financing activities	–5,227	–7,442
Effect of foreign currency rates on cash and cash equivalents	118	–726
Net increase/decrease in cash and cash equivalents	1,144	–1,055
Cash and cash equivalents at the beginning of the period	8,220	9,609
Cash and cash equivalents at the end of the period	9,364	8,554

11/23

Quarterly Statement Q3 2026

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

We disclose certain financial measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for, nor as superior to, our IFRS financial measures.

We believe that the supplemental historical and prospective non-IFRS financial information we disclose is useful information to investors because it is used by our management, in addition to financial data prepared in accordance with IFRS, to gain a more transparent understanding of our past performance and our anticipated future results. For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q3 2026			Q3 2025	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	6,668	–55	6,613	5,290	26	25
Software licenses	147	–1	146	161	–9	–9
Software support	2,434	–18	2,416	2,565	–5	–6
Software licenses and support	2,581	–19	2,562	2,726	–5	–6
Cloud and software	9,249	–74	9,175	8,016	15	14
Services	1,021	–10	1,011	1,060	–4	–5
Total revenue	10,270	–84	10,186	9,076	13	12

12/23

Quarterly Statement Q3 2026

(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q3 2026					Q3 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,738	26	–1,712			–1,342	24	–1,318	29	30
Cost of software licenses and support	–263	8	–255			–303	0	–303	–13	–16
Cost of cloud and software	–2,001	34	–1,967			–1,645	24	–1,622	22	21
Cost of services	–760	0	–760			–760	0	–759	0	0
Total cost of revenue	–2,761	34	–2,727			–2,405	24	–2,381	15	15
Gross profit	7,510	34	7,543	–56	7,487	6,671	24	6,696	13	13	12
Research and development	–1,865	2	–1,863			–1,644	1	–1,643	13	13
Sales and marketing	–2,283	56	–2,228			–2,185	67	–2,118	5	5
General and administration	–412	12	–400			–364	4	–360	13	11
Restructuring	3	–3	0			18	–18	0	–81	N/A
Other operating income/expense, net	–23	0	–23			–8	0	–8	>100	>100
Total operating expenses	–7,341	100	–7,241	83	–7,158	–6,589	79	–6,510	11	11	10

(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q3 2026					Q3 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,930	100	3,030	–1	3,029	2,487	79	2,566	18	18	18
Other non-operating income/expense, net	–24	0	–24			46	0	46	N/A	N/A
Finance income	383	–290	93			524	–348	175	–27	–47
Finance costs	–287	114	–173			–312	93	–219	–8	–21
Financial income, net	96	–176	–80			212	–256	–44	–55	84
Profit (loss) before tax	3,002	–76	2,926			2,745	–177	2,569	9	14
Income tax expense	–734	–22	–755			–694	–22	–717	6	5
Profit (loss) after tax	2,269	–98	2,171			2,051	–199	1,852	11	17
Attributable to owners of parent	2,249	–72	2,177			2,004	–158	1,846	12	18
Attributable to non-controlling interests	20	–26	–6			47	–41	6	–58	N/A

Key Ratios
Operating margin (in %)	28.5		29.5		29.7	27.4		28.3	1.1pp	1.2pp	1.5pp
Effective tax rate (in %)[1]	24.4		25.8			25.3		27.9	–0.9pp	–2.1pp
Earnings per share, basic (in €)	1.96		1.89			1.72		1.59	14	19

1 In Q3 2026 and Q3 2025 the difference between our IFRS effective tax rate and non-IFRS effective tax rate mainly resulted from tax effects of equity securities.

13/23

Quarterly Statement Q3 2026

(E.4)	Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2026			Q1–Q3 2025	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	18,911	409	19,320	15,413	23	25
Software licenses	395	6	400	538	–27	–26
Software support	7,342	127	7,469	7,969	–8	–6
Software licenses and support	7,736	132	7,869	8,507	–9	–7
Cloud and software	26,648	541	27,189	23,920	11	14
Services	3,055	56	3,111	3,196	–4	–3
Total revenue	29,703	597	30,300	27,116	10	12

(E.5)	Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2026					Q1–Q3 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–4,867	80	–4,787			–3,912	71	–3,841	24	25
Cost of software licenses and support	–822	17	–805			–909	0	–909	–10	–11
Cost of cloud and software	–5,689	96	–5,592			–4,821	71	–4,750	18	18
Cost of services	–2,304	0	–2,304			–2,397	1	–2,396	–4	–4
Total cost of revenue	–7,992	96	–7,896			–7,218	73	–7,146	11	11
Gross profit	21,710	96	21,806	426	22,233	19,898	73	19,971	9	9	11
Research and development	–5,411	4	–5,407			–4,935	4	–4,931	10	10
Sales and marketing	–6,738	170	–6,569			–6,576	230	–6,346	2	4
General and administration	–1,174	40	–1,133			–1,083	6	–1,077	8	5
Restructuring	–16	16	0			0	0	0	>100	N/A
Other operating income/expense, net	–58	0	–58			–27	0	–27	>100	>100
Total operating expenses	–21,390	327	–21,063	–356	–21,420	–19,840	314	–19,527	8	8	10

14/23

Quarterly Statement Q3 2026

(E.6)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2026					Q1–Q3 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	8,313	327	8,639	241	8,880	7,276	314	7,590	14	14	17
Other non-operating income/expense, net	–39	0	–39			53	0	53	N/A	N/A
Finance income	1,383	–1,100	284			1,246	–840	406	11	–30
Finance costs	–902	420	–482			–859	285	–575	5	–16
Financial income, net	481	–680	–199			387	–555	–168	24	18
Profit (loss) before tax	8,755	–353	8,401			7,715	–241	7,474	13	12
Income tax expense	–2,331	–70	–2,401			–2,119	–75	–2,194	10	9
Profit (loss) after tax	6,424	–423	6,001			5,596	–316	5,280	15	14
Attributable to owners of parent	6,360	–351	6,009			5,481	–203	5,278	16	14
Attributable to non-controlling interests	63	–72	–9			115	–114	2	–45	N/A

Key Ratios
Operating margin (in %)	28.0		29.1		29.3	26.8		28.0	1.2pp	1.1pp	1.3pp
Effective tax rate (in %)[1]	26.6		28.6			27.5		29.4	–0.8pp	–0.8pp
Earnings per share, basic (in €)	5.50		5.20			4.70		4.53	17	15

1 In the first nine months of 2026 and 2025 the difference between our IFRS effective tax rate and non-IFRS effective tax rate mainly resulted from tax effects of equity securities.

(E.7)	Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1–Q3 2026	Q1–Q3 2025
Net cash flows from operating activities	8,586	7,859
Purchase of intangible assets and property, plant, and equipment	–521	–559
Proceeds from sales of intangible assets and property, plant, and equipment	85	110
Payments of lease liabilities	–182	–204
Free cash flow	7,968	7,205

Net cash flows from investing activities	–2,332	–747
Net cash flows from financing activities	–5,227	–7,442

15/23

Quarterly Statement Q3 2026

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2026	Q3 2026	Q1–Q3 2026	Q3 2025	Q1–Q3 2025
Profit (loss) before tax (IFRS)		3,002	8,755	2,745	7,715
Adjustment for acquisition-related charges	340–420	104	281	96	313
Adjustment for restructuring expenses	0–20	–3	16	–18	0
Adjustment for the Teradata litigation expenses	29	0	29	0	0
Adjustment for gains and losses from equity securities, net	N/A1	–176	–680	–256	–555
Profit (loss) before tax (non-IFRS)		2,926	8,401	2,569	7,474

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas

	Q3 2026					Q3 2025
€ millions	IFRS	Acquisition-Related	Restruc-turing	Teradata litigation	Non-IFRS	IFRS	Acquisition-Related	Restruc-turing	Teradata litigation	Non-IFRS
Cost of cloud	–1,738	26	0	0	–1,712	–1,342	24	0	0	–1,318
Cost of software licenses and support	–263	8	0	0	–255	–303	0	0	0	–303
Cost of services	–760	0	0	0	–760	–760	0	0	0	–759
Research and development	–1,865	2	0	0	–1,863	–1,644	1	0	0	–1,643
Sales and marketing	–2,283	56	0	0	–2,228	–2,185	67	0	0	–2,118
General and administration	–412	12	0	0	–400	–364	4	0	0	–360
Restructuring	3	0	–3	0	0	18	0	–18	0	0
Other operating income/expense, net	–23	0	0	0	–23	–8	0	0	0	–8
Total operating expenses	–7,341	104	–3	0	–7,241	–6,589	96	–18	0	–6,510

€ millions	Q1–Q3 2026					Q1–Q3 2025
	IFRS	Acquisition-Related	Restruc-turing	Teradata litigation	Non-IFRS	IFRS	Acquisition-Related	Restruc-turing	Teradata litigation	Non-IFRS
Cost of cloud	–4,867	71	0	9	–4,787	–3,912	71	0	0	–3,841
Cost of software licenses and support	–822	8	0	9	–805	–909	0	0	0	–909
Cost of services	–2,304	0	0	0	–2,304	–2,397	1	0	0	–2,396
Research and development	–5,411	4	0	0	–5,407	–4,935	4	0	0	–4,931
Sales and marketing	–6,738	170	0	0	–6,569	–6,576	230	0	0	–6,346
General and administration	–1,174	29	0	12	–1,133	–1,083	6	0	0	–1,077
Restructuring	–16	0	16	0	0	0	0	0	0	0
Other operating income/expense, net	–58	0	0	0	–58	–27	0	0	0	–27
Total operating expenses	–21,390	281	16	29	–21,063	–19,840	313	0	0	–19,527

16/23

Quarterly Statement Q3 2026

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Changes

At the end of the third quarter of 2026, SAP had two operating segments: the Applications, Technology & Support (ATS) segment and the Core Services segment:

–	The ATS segment represents SAP’s cohesive product portfolio, which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and from the sale of software licenses and support offerings, and it incurs cost for support, operating our solutions, and the provision of infrastructure. Revenue and the cost of services arise from SAP’s training business, which is highly integrated with SAP’s product portfolio. Dremio and Prior Labs are newly acquired companies and are each part of the ATS segment, as their respective platforms are intended to become core capabilities within SAP's product portfolio.

–	The Core Services segment supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Support (ATS)

€ millions (non-IFRS)	Q3 2026		Q3 2025
	Actual Currency	Constant Currency	Actual Currency
Cloud	6,668	6,613	5,290
Software licenses	147	146	161
Software support	2,434	2,416	2,565
Software licenses and support	2,581	2,562	2,726
Cloud and software	9,249	9,175	8,016
Services	48	48	64
Total segment revenue	9,297	9,223	8,080
Cost of cloud	–1,626	–1,605	–1,283
Cost of software licenses and support	–247	–244	–278
Cost of cloud and software	–1,873	–1,849	–1,561
Cost of services	–119	–117	–87
Total cost of revenue	–1,992	–1,967	–1,648
Segment gross profit	7,304	7,256	6,432
Other segment expenses	–3,498	–3,455	–3,096
Segment profit (loss)	3,807	3,802	3,336

17/23

Quarterly Statement Q3 2026

Core Services

€ millions (non-IFRS)	Q3 2026		Q3 2025
	Actual Currency	Constant Currency	Actual Currency
Services	974	964	996
Total segment revenue	974	964	996
Cost of cloud	–64	–63	–24
Cost of software licenses and support	–1	–1	–2
Cost of cloud and software	–64	–63	–26
Cost of services	–655	–648	–650
Total cost of revenue	–720	–712	–676
Segment gross profit	254	252	320
Other segment expenses	–141	–139	–132
Segment profit (loss)	113	113	188

(H.3)	Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions (non-IFRS)	Q1–Q3 2026		Q1–Q3 2025
	Actual Currency	Constant Currency	Actual Currency
Cloud	18,911	19,320	15,413
Software licenses	395	400	538
Software support	7,342	7,469	7,969
Software licenses and support	7,736	7,869	8,507
Cloud and software	26,648	27,189	23,920
Services	171	173	211
Total segment revenue	26,819	27,362	24,131
Cost of cloud	–4,526	–4,639	–3,716
Cost of software licenses and support	–774	–786	–839
Cost of cloud and software	–5,300	–5,425	–4,555
Cost of services	–302	–305	–277
Total cost of revenue	–5,602	–5,730	–4,832
Segment gross profit	21,217	21,632	19,300
Other segment expenses	–10,274	–10,426	–9,535
Segment profit (loss)	10,942	11,206	9,765

Core Services

€ millions (non-IFRS)	Q1–Q3 2026		Q1–Q3 2025
	Actual Currency	Constant Currency	Actual Currency
Services	2,884	2,938	2,985
Total segment revenue	2,884	2,938	2,985
Cost of cloud	–180	–182	–78
Cost of software licenses and support	–3	–3	–10
Cost of cloud and software	–183	–185	–87
Cost of services	–1,971	–1,999	–2,052
Total cost of revenue	–2,154	–2,183	–2,139
Segment gross profit	730	754	846
Other segment expenses	–416	–420	–399
Segment profit (loss)	315	334	447

18/23

Quarterly Statement Q3 2026

(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q3 2026			Q3 2025	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	2,919	–15	2,903	2,271	28	28
Americas	2,774	–50	2,724	2,247	23	21
APJ	975	10	986	772	26	28
Cloud revenue	6,668	–55	6,613	5,290	26	25
Cloud and Software Revenue by Region
EMEA	4,305	–21	4,284	3,750	15	14
Americas	3,593	–65	3,527	3,102	16	14
APJ	1,351	13	1,364	1,164	16	17
Cloud and software revenue	9,249	–74	9,175	8,016	15	14
Total Revenue by Region
Germany	1,639	0	1,639	1,455	13	13
Rest of EMEA	3,129	–23	3,106	2,790	12	11
Total EMEA	4,768	–23	4,745	4,245	12	12
United States	3,194	–46	3,148	2,822	13	12
Rest of Americas	841	–27	814	724	16	12
Total Americas	4,035	–73	3,962	3,546	14	12
Japan	397	22	419	387	2	8
Rest of APJ	1,071	–10	1,061	898	19	18
Total APJ	1,467	12	1,480	1,285	14	15
Total revenue	10,270	–84	10,186	9,076	13	12

(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q3 2026			Q1–Q3 2025	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	8,240	29	8,269	6,466	27	28
Americas	7,921	234	8,154	6,693	18	22
APJ	2,751	146	2,896	2,255	22	28
Cloud revenue	18,911	409	19,320	15,413	23	25
Cloud and Software Revenue by Region
EMEA	12,424	24	12,449	10,958	13	14
Americas	10,357	314	10,671	9,417	10	13
APJ	3,866	203	4,070	3,545	9	15
Cloud and software revenue	26,648	541	27,189	23,920	11	14
Total Revenue by Region
Germany	4,725	3	4,728	4,247	11	11
Rest of EMEA	9,125	23	9,148	8,190	11	12
Total EMEA	13,850	26	13,876	12,436	11	12
United States	9,162	343	9,505	8,603	7	10
Rest of Americas	2,470	11	2,481	2,162	14	15
Total Americas	11,632	354	11,986	10,764	8	11
Japan	1,170	123	1,292	1,177	–1	10
Rest of APJ	3,051	95	3,146	2,739	11	15
Total APJ	4,220	218	4,438	3,916	8	13
Total revenue	29,703	597	30,300	27,116	10	12

19/23

Quarterly Statement Q3 2026

(J)	Employees by Region and Functional Areas

Full-time equivalents	9/30/2026				9/30/2025
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,751	4,592	5,620	14,964	4,600	4,514	5,348	14,462
Services	8,294	4,597	5,958	18,849	8,289	4,690	5,920	18,899
Research and development	18,863	5,978	13,894	38,735	18,375	5,895	13,639	37,909
Sales and marketing	12,417	10,034	5,074	27,524	11,951	9,923	5,039	26,914
General and administration	4,138	1,964	1,369	7,471	3,981	1,915	1,362	7,258
Infrastructure	3,276	1,167	1,090	5,533	3,143	1,152	993	5,289
SAP Group (9/30)	51,739	28,332	33,005	113,076	50,339	28,089	32,302	110,730
Thereof acquisitions[1]	202	365	238	805	288	74	13	375
SAP Group (nine months' end average)	51,258	28,044	32,477	111,780	49,328	27,794	31,581	108,702

1 Acquisitions closed between January 1 and September 30 of the respective year.

20/23

Quarterly Statement Q3 2026

Other Disclosures

(K)	Share-Based Payment Expenses

SAP’s share-based payment expenses included in SAP’s non-IFRS operating expenses break down as follows:

€ millions	Q3 2026	Q1–Q3 2026	Q3 2025	Q1–Q3 2025
Cost of cloud	–31	–84	–27	–86
Cost of software licenses and support	–7	–20	–8	–24
Cost of services	–62	–170	–64	–197
Research and development	–195	–520	–156	–481
Sales and marketing	–133	–358	–147	–478
General and administration	–46	–75	–28	–112
Share-based payment expenses	–474	–1,227	–429	–1,379

The decrease in share-based payment expenses is mainly related to SAP’s share price reduction of around €25 in the first nine months of 2026, as compared to a reduction of around €10 in the first nine months of 2025.

For more information about share-based payment expenses, see the Notes to the Consolidated Half-Year Financial Statements 2026, Note (B.3).

(L)	Teradata Litigation Matter

The Teradata litigation claims had been pending in the U.S. federal court since 2018 when Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc. and SAP Labs, LLC. A provision of €387 million for a potential settlement amount and related legal fees had been recognized as of December 31, 2025. End of February 2026, SAP and Teradata settled the legal dispute and agreed to withdraw all pending lawsuits. As a result of the settlement, an additional expense of €29 million (Q1 2025: €0 million) was recorded. SAP paid the full settlement amount of US$480 million (€408 million) in March 2026.

For more information about the Teradata litigation, see the Notes to the Consolidated Half-Year Financial Statements 2026, Note (G.1).

(M)	Business Combinations

(M.1)	Reltio

On March 27, 2026, SAP announced its intention to acquire 100% of Reltio Inc. (“Reltio”), a leading master data management software provider, to help customers make their SAP and non-SAP enterprise data AI-ready. The transaction closed on May 7, 2026, following satisfaction of customary closing conditions and regulatory approvals. The consideration transferred amounted to US$1,259 million (€1,076 million) and the majority was paid in cash.

The acquisition is expected to help SAP to strengthen SAP Business Data Cloud (SAP BDC) and accelerate the evolution of SAP BDC to a fully interoperable enterprise data platform for enterprise-wide agentic AI and accelerate its customers’ ability to govern and expose master data as trusted and context-rich data products across multiple sources that serve both traditional analytics workloads and AI agents.

Given that the Reltio acquisition closed only recently, we are still in the process of identifying and measuring the Reltio assets and liabilities. Thus, the accounting for the Reltio acquisition is preliminary. This primarily relates to intangible assets and tax assets and liabilities, but also to certain acquisition accounting related matters such as the consideration transferred and certain accounting alignments.

In the third quarter of 2026, the contribution of Reltio to revenue was approximately €39 million, to operating profit (IFRS) approximately €-17 million and operating profit (non-IFRS) approximately €-9 million. In the first nine months of 2026, the contribution of Reltio to revenue was approximately €64 million, to operating profit (IFRS) approximately €-30 million and operating profit (non-IFRS) approximately €-17 million.

For more information about the Reltio acquisition, see the Notes to the Consolidated Half-Year Financial Statements 2026, Note (D.1).

21/23

Quarterly Statement Q3 2026

(M.2)	Dremio

On May 4, 2026, SAP announced its intention to acquire 100% of Dremio Inc. ("Dremio"), an open, high-performance data lakehouse platform built to accelerate agentic AI and expand SAP Business Data Cloud's ability to combine SAP and non-SAP data to run analytical and AI workloads in real time. The transaction closed on July 6, 2026, following satisfaction of customary closing conditions and regulatory approvals. The preliminary consideration transferred amounted to approximately €515 million.

The acquisition is expected to help SAP evolve SAP Business Data Cloud into an Apache Iceberg-native enterprise lakehouse, enabling SAP and non-SAP data to be analyzed together in real time without prior data movement or conversion and with substantially improved economics for enterprise analytics. Dremio's open catalog capabilities, based on Apache Polaris and the Apache Iceberg REST Catalog API, will further strengthen SAP Business Data Cloud and SAP HANA Cloud with enhanced data discovery, governance, and lineage management across heterogeneous enterprise data landscapes. Together, Dremio and SAP Business Data Cloud will provide AI agents with seamless, governed access to the full breadth of enterprise data, accelerating agentic AI at enterprise scale.

Given that the Dremio acquisition closed only recently, we are still in the process of identifying and measuring the Dremio assets and liabilities. Thus, the accounting for the Dremio acquisition is preliminary. This primarily relates to intangible assets and tax assets and liabilities, but also to certain acquisition accounting-related matters such as the consideration transferred and certain accounting alignments.

In the third quarter of 2026, the contribution of Dremio to revenue was approximately €9 million, to operating profit (IFRS) approximately €-18 million and operating profit (non-IFRS) approximately €-14 million.

(M.3)	Prior Labs

On May 4, 2026, SAP announced its intention to acquire 100% of Prior Labs GmbH ("Prior Labs"), a pioneer in Tabular Foundation Models (TFMs), to accelerate SAP's development of AI models purpose-built for enterprise business data. The transaction closed on July 16, 2026, following satisfaction of customary closing conditions and regulatory approvals. The preliminary consideration transferred amounted to approximately €518 million.

The acquisition is expected to help SAP accelerate its Tabular Foundation Model capabilities by bringing one of the world's leading TFM research teams in-house. Prior Labs' models are trained specifically on structured business data and are designed to improve the predictive accuracy and automation of core enterprise processes across SAP's application portfolio. The acquisition strengthens SAP's ability to embed AI natively into its business software and supports SAP's strategy to lead in enterprise AI at scale.

Given that the Prior Labs acquisition closed only recently, we are still in the process of identifying and measuring the Prior Labs’ assets and liabilities. Thus, the accounting for the Prior Labs acquisition is preliminary. This primarily relates to intangible assets and tax assets and liabilities, but also to certain acquisition accounting-related matters such as the final consideration transferred.

In the third quarter of 2026, the contribution of Prior Labs to revenue was less than €1 million. The contribution to operating profit (IFRS) was approximately €-24 million and operating profit (non-IFRS) approximately €-16 million.

(N)	2027 Reporting Changes

The following changes will be effective as of 2027.

IFRS 18 “Presentation and Disclosure in Financial Statements” will become effective and replace IAS 1 “Presentation of Financial Statements” on January 1, 2027. The new standard will affect the presentation of our Consolidated Income Statements, introduce additional disclosure requirements, and further specify aggregation and disaggregation of information in our Notes to the Consolidated Financial Statements. For more information, see the Notes to the Consolidated Half-Year Financial Statements 2026, Note (IN.1).

As a consequence of implementing IFRS 18, starting in 2027 SAP has decided to introduce two new non-IFRS adjustments.

(N.1)	Foreign Currency-Related Effects

Starting in 2027, SAP will exclude foreign currency-related effects from its non-IFRS results. This adjustment will include realized and unrealized foreign currency effects arising mainly from balance sheet revaluations, as well as hedging of foreign exchange balance sheet exposure, hedging of foreign exchange cash flows, and other similar effects.

22/23

Quarterly Statement Q3 2026

We will exclude foreign currency-related effects to ensure overall consistent treatment in our non-IFRS figures at constant currency. We believe this adjustment will improve period-over-period comparability by reducing the volatility that results from foreign exchange rate fluctuation, which is beyond our control, and making it easier to compare SAP’s operating performance with that of our US peers.

(N.2)	Interest Related to Taxes

Starting in 2027, SAP will exclude interest related to taxes from its non-IFRS operating profit results. This adjustment will include interest income and interest expense related to income tax and other taxes.

We will exclude interest related to taxes from our operating expense (non-IFRS) as these effects are not indicative of SAP’s core operating activities.

In addition to operating profit (non-IFRS), the adjustments mentioned in (N.1) and (N.2) will also impact our profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and basic earnings per share.

23/23